UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 1-33659

COSAN LIMITED

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

TABLE OF CONTENTS

ITEM
1.	Material fact, filed by Cosan S.A. with the Brazilian Securities Commission on March 1, 2021, regarding the corporate reorganization of the Cosan Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2021

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
	Name:	Marcelo Eduardo Martins
	Title:	Chief Financial and Investor Relations Officer

Item 1

Material fact, filed by Cosan S.A. with the Brazilian Securities Commission on March 1, 2021, regarding the corporate reorganization of the Cosan Group.

COSAN S.A. Publicly Held Company Corporate Taxpayer (CNPJ) No. 50.746.577/0001-15 NIRE 35.300.177.045 | CVM Code No 19836	COSAN LOGÍSTICA S.A. Publicly Held Company Corporate Taxpayer (CNPJ) No. 17.346.997/0001-39 NIRE 35.300.447.581 | CVM Code No 23485	COSAN LIMITED Foreign Company Company Taxpayer (CNPJ) No. 08.887.330/0001-52

MATERIAL FACT

Cosan S.A. (B3: CSAN3) (“Cosan”), Cosan Logística S.A. (B3: RLOG3) (“Cosan Log”), and Cosan Limited (NYSE: CZZ) (“CZZ” and, together with Cosan and Cosan Log, the “Companies”), controlling shareholder of Cosan and Cosan Log, in addition to the Material Facts released by Cosan on July 3, 2020, July 7, 2020, December 4, 2020, December 17, 2020, and January 22, 2021 and as a response to the requirement letter of CVM/B3 No. 248/2021 of February 24, 2021, hereby inform their shareholders and the market in general that, on this date, a Board of Directors meeting was held and they resolved upon the following matters:

(i)     due to the merger of Cosan Log into Cosan (“Cosan Log Merger”) and the end of the term to exercise the withdrawal rights guaranteed to Cosan Log shareholders, pursuant to articles 252, paragraph 2 and 137, paragraph 1, of the Brazilian Corporation Law, which ended on February 23, 2021 (“Withdrawal Rights”) without any shareholder exercising their intent on withdrawing from Cosan Log, Cosan’s capital stock increase was confirmed, through the issuance of 31,025,350 (thirty one million, twenty five thousand, three hundred and fifty) new common Cosan shares, by a total subscription price of R$638,374,501.48 (six hundred and thirty eight million, three hundred and seventy four thousand, five hundred and one reais and forty eight cents), corresponding to R$20.58 (twenty reais and fifty eight cents) per share (“Capital Increase”). Due to the Capital Increase, common shares of Cosan to be attributed to Cosan Log’s shareholders, in replacement of the common shares they hold issued by Cosan Log, will have the same rights attributed to the common Cosan shares previously existent, and will fully take part in all benefits, including dividends, thin capitalization and other revenues that may be declared by Cosan as of the Cosan Log Merger;

(ii)     the date hereof, March 1st, 2021, was confirmed as the date of effectiveness of the amendment to article 5 of Cosan’s bylaws, to reflect the new value of the capital stock of R$6,365,852,559.62 (six billion, three hundred and sixty five million, eight hundred and fifty two reais and sixty two cents), divided into 468,517,733 (four hundred and sixty eight million, five hundred and seventeen thousand, seven hundred and thirty three) common, nominative, non-par shares, considering the cancellation of shares held on treasury by Cosan, as approved by the Board of Directors on a meeting held on February 5, 2021; and

(iii)       ratification of the approval of the corporate restructuring by the Companies’ General Meetings, held on January 22, 2021 (“General Meetings”), which consists of a merger of companies under common control, as provided for by art. 264, paragraph 4th, of Law No. 6,404, dated of December 15, 1976 (“Brazilian Corporation Law”), pursuant to which CZZ and Cosan Log were merged into Cosan (“CZZ Merger” and “Cosan Log Merger” respectively and, jointly, the “Transaction”), shall remain valid and effective from the date of its approval in the Meetings, without prejudice to any acts carried out by CZZ and Cosan Log up to this date, which shall be validated by Cosan for all legal purposes, as the legal successor of the merged companies.

Effectiveness of the exchange of the Cosan Log shares

According to the previously disclosed timeline, as of the trading session of March 8, 2021, the shares issued by Cosan Log (B3: RLOG3) will stop being traded in B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and, from this date, the shareholders which hold shares issued by Cosan Log by the end of the trading session on March 5, 2021 may negotiate with the shares issued by Cosan (B3: CSAN3) which will be received based upon he exchange ratio of one (1) share of Cosan for each 3.943112 shares issued by Cosan Log held on March 5, 2021. On March 10, 2021, the shares issued by Cosan given to Cosan Log shareholders based upon the exchange ratio will be visible on the B3 system.

Effectiveness of the exchange of the CZZ shares

On March 5, 2021, CZZ shares will stop being traded in the New York Stock Exchange (“NYSE”) and, as of March 8, 2021, Cosan’s American Depositary Shares (“ADSs”) will be traded on a “When-Issued” basis on NYSE, under the symbol “CSAN WI”, CUSIP No. “22113B 103”, whose regular trading is expected to commence on March 11, 2021. On such date, the holders of Class A shares issued by CZZ will receive ADSs from Cosan and holders of Class B shares issued by CZZ will receive Cosan shares based upon the exchange ratio of one (1) ADS (considering that each ADS represents one common share of Cosan) issued by Cosan for each 0.772788 Class A share issued by CZZ.

JP Morgan Chase, the depositary agent of Cosan’s ADS program granted Cosan’s request and has agreed to waive the cancellation fee for ADSs cancellations completed during the initial period of fifteen (15) calendar days from the first issuance of Cosan’s ADSs in connection with the CZZ Merger.

The Companies will keep their shareholders and the market in general updated on any progress regarding the Transaction.

São Paulo, March 1, 2021.

Marcelo Eduardo Martins

Chief Financial Officer and Investor Relations Officer

No Offer or Solicitation

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Caution about Forward-Looking Statements

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the transaction involving Cosan, CZZ and Cosan Log; beliefs relating to value creation as a result of a transaction involving Cosan, CZZ and Cosan Log; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cosan’s, CZZ’s and Cosan Log’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Cosan’s, CZZ’s and Cosan Log’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Cosan’s, CZZ’s and Cosan Log’s control. Forward-looking statements in this Material Fact or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Cosan, CZZ or Cosan Log to predict these events or how they may affect Cosan, CZZ or Cosan Log. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Cosan, CZZ nor Cosan Log has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.